300 North LaSalle Street Chicago, Illinois 60654
Carol Anne Huff		Facsimile:
To Call Writer Directly:	(312) 862-2000	(312) 862-2200
(312) 862-2163 carolanne.huff@kirkland.com	www.kirkland.com

July 1, 2013

Via EDGAR Submission and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long

Era Anagnosti

Sherry Haywood

Melinda Hooker

Anne McConnell

Re:	Stock Building Supply Holdings, Inc.

Registration Statement on Form S-1

Filed June 14, 2013

File No. 333-189368

Ladies and Gentlemen:

Stock Building Supply Holdings, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated June 27, 2013, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have referenced in the Company’s responses the appropriate page number of the Prospectus (the “Prospectus”), which forms part of the Registration Statement. For your convenience, paper copies of the Registration Statement will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement on Form S-1 filed on June 14, 2013. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

Hong Kong      London      Los Angeles      Munich      New York      Palo Alto      San Francisco      Shanghai      Washington, D.C.

U.S. Securities and Exchange Commission

Contractual obligations and commercial commitments, page 65

1.	We note your revised footnote (1) disclosure related to amendment No. 9 to the credit agreement. Please expand your disclosure here or in an appropriate section of the filing to briefly summarize the main provisions in the amendment similar to your disclosure on page F-40.

Response: In response to the Staff’s comment, the Company has added disclosure on page 66 of the registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical accounting policies and pronouncements, page 66

Revenue recognition, page 66

2.	We note your response to comment 44 in our letter dated June 4, 2013. Please disclose the amount or percentage of sales you recognized using the percentage of completion method during each period presented.

Response: In response to the Staff’s comment, the Company has added disclosure on page 69 of the registration statement.

Other

3.	We note your response to comment 45 in our letter dated June 4, 2013. Please provide a critical accounting policy to disclose and discuss how you determine the classification of ceased operations as continuing or discontinued operations. Also, please identify the geographic markets presented in discontinued operations.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 70 and 71 of the registration statement.

Executive Compensation, page 100

Management Incentive Plan, page 101

4.	We note your revised disclosure in response to comment 37 in our letter dated June 4, 2013. In the last paragraph of your disclosure you state that Mr. Rea’s award was paid at 167% while the amount of the MIP award disclosed in the summary compensation table indicates that the award was paid at 125%. Please explain this seeming discrepancy.

U.S. Securities and Exchange Commission

Response: The Company supplementally advises the staff that Mr. Rea’s award was calculated by multiplying his payout factor of 167% by his target award of 75% of base salary. The Company has added disclosure on pages 104 and 105 of the registration statement to make this clear.

Summary Compensation Table, page 103

5.	We note your footnote (4) disclosure. Since the amount of the award paid to Mr. Yeazel in excess of the amount earned pursuant to the plan formula was paid under the same non-equity incentive plan, disclosure of this excess amount should be reflected in the “Nonequity incentive compensation” column in the summary compensation table. For guidance please refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations available on our website.

Response: The Company respectfully advises the staff that it believes the current presentation, by including the amount of the award paid to Mr. Yeazel in excess of the amount earned pursuant to the plan formula in the “Bonus” column of the summary compensation table, is consistent with the guidance provided in Question 119.02. In particular, the Company refers to the last sentence of Question 119.02: “If, in the exercise of discretion, an amount is paid over and above the amounts earned by meeting the performance measure in the non-equity incentive plan, that amount should be reported in the Bonus column (column (d)).”

Employment and post-termination arrangements, page 104

6.	We note your disclosure on page 106 stating that you intend to amend and restate the employment agreements of your named executive officers. Please tell us whether you plan to file a form of this amended and restated employment agreement as an exhibit to your registration statement.

Response: The Company respectfully advises the Staff that the form of amended and restated employment agreement for the named executive officers was previously filed as exhibit 10.22 to the registration statement. In response to the Staff’s comment, the Company has also added disclosure to page 109 of the registration statement noting that the form of agreement has been filed as an exhibit.

Consolidated Financial Statements

18. Segments, page F-37

7.	We note your response to comment 48 in our letter dated June 4, 2013. Please confirm you will continue to assess the appropriateness of aggregating your geographic divisions into one reportable segment and, if gross profit margins do not continue to converge, you will re-assess your current presentation.

Response: The Company confirms to the Staff that it will continue to assess the appropriateness of aggregating its geographic divisions into one reportable segment and, if gross profit margins do not continue to converge, the Company will re-assess its current presentation.

*    *    *

U.S. Securities and Exchange Commission

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2163.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

cc:	Jeffrey G. Rea

Bryan J. Yeazel

Stock Building Supply Holdings, Inc.

Michael Kaplan

Davis Polk & Wardwell LLP